JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE

BUILDING 12, SUITE 100

Atlanta, Georgia 30328

www.corplaw.net

RICHARD W. JONES	Telephone 770-804-0500
email: jones@corplaw.net	Facsimile 770-804-8004

June 20, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC  20549

Attn:  Kate Beukenkamp and Erin Jaskot

Re:	flooidCX Corp. Preliminary Information Statement on Schedule 14C Filed February 23, 2024 File No. 000-55965 [J&H File No. 3957-0000]

Ladies & Gentlemen:

By letter dated March 14, 2024, the staff (the "Staff") of the Securities and Exchange Commission ("Commission") provided flooidCX Corp. (the "Company" or "Flooid") with comments to the Company’s Preliminary Information Statement on Schedule 14C, filed on February 23, 2024, (the "First Comment Letter.") The Company filed its response to the First Comment Letter on April 3, 2024, at which time it filed an amendment to its Preliminary Information Statement on Schedule 14C. Subsequently, on April 23, 2024, the Commission submitted its second comment letter ("Second Comment Letter.") related to our April 3, 2024 filing. This correspondence contains the Company’s responses to the Staff’s Second Comment letter and it is keyed to your numbered comments. The revised information statement will be filed under the EDGAR system at the same time as this letter, which will be filed as correspondence.

Accordingly, our responses to the comments contained in the Second Comment Letter are as follows:

Preliminary Information Statement on Schedule 14C

General

Cancellation of Merger

It appears thatthere is significant confusion surrounding the termination of the proposed merger and the roles of the two companies that were planning to merge. First, contrary to the statement in your Comment Letter, the businesses of Flooid and Quantum were not integrated. As explained below, each Company is moving forward with different parts of the Direct Energy System. We invite the Staff to contact us to discuss these matters in more detail and to clear up any confusion, but in the interest of expediting the review and completion of the name change and the filing of the information statement we will attempt in this letter to provide the Staff with a more detailed explanation of the facts surrounding the issues raised in the Second Comment Letter. We hope that this will give the Staff a more complete understanding of the dynamics surrounding the proposed merger and the subsequent cancellation of the proposed merger.

United States Securities and Exchange Commission

June 20, 2024

The explanation below contained significant internal management discussions that are not public. Publication of this information could cause damage to the Company’s business, and therefore, we request that the information remain confidential.

Flooid was previously in the customer relations software business. There was a change in control of Flooid in or about July, 2022. At that time, the plan by Flooid’s new management was to move Flooid into the energy business, and specifically in the sustainable energy storage business.

Prior to the time it entered into the merger agreement with Flooid, Quantum Energy, Inc. (“Quantum”) was in the mining and rare earth extraction and processing business, as well as the business of energy storage. The energy storage systems used by Flooid was accomplished through flywheel energy storage equipment, which relies on the use of rare earth materials and magnets. Quantum developed a manufacturing capability of the energy storage mechanisms and related equipment pursuant to a license of the underlying technology.

The term “photonic” as used in the February 21, 2023, news release by Quantum, is a generic scientific term which simply means the study of light. It is not a trademark, brand name, or specific product line (no capitalization). The term "photonic energy system", as used by the Company, includes all manner of photovoltaic systems, including solar energy or solar power.

With that background, we should start by noting that the letter of intent for the merger was entered into in February, 2023, and the merger agreement itself was entered into in March, 2023. In anticipation of the merger and to begin its product sales activities Flooid filed to operate as a trade name of "Quantum Energy". This is one of the key points of confusion in the matter. At this time, the merger had not occurred, and the name remained as FlooidCX but the Company began conducting business under the trade name of "Quantum Energy".

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United States Securities and Exchange Commission

June 20, 2024

When the merger agreement between Quantum and Flooid was signed by the parties, the management of each company were quite familiar with each other and the plan was to combine the businesses of both companies into Flooid, and to pursue patents for energy generation and storage. It was anticipated that as a result of the merger that Flooid, as the surviving corporation would, succeed to the ownership of the Direct Energy Systems licenses. The Direct Energy System is an all-inclusive term that encompasses many separate elements and technologies, including photovoltaic energy components (silicon, lithographic, etc.), photon lighting systems (which contains elements that are United States and foreign patents pending), and energy storage systems, including capacitors and batteries, as well as the flywheel energy storage systems.

As time progressed, the parties decided that the full combination of the Companies was not desirable for many reasons, but most importantly, because Quantum did not want to divest itself of mining interests held in the state of Wyoming. In addition, the parties could not agree on a final management structure. It was also decided that the mining and processing of rare earth minerals and the magnet business did not fit well with Flooid’s sustainable business plan. As part of the unwinding of the proposed merger, it was agreed that Quantum would retain its license to portions of The Direct Energy System (primarily relates to flywheel technology) and that Flooid would operate with the other portions of the Direct Energy System. This was accomplished through a cross license in favor of Flooid.

For the reasons set forth above, the merger was eventually called off, but each Company retained licenses to portions of the Direct Energy System. When the merger was called off Flooid’s management felt that the name "Quantum Energy" should follow the renewable energy business, which it retained, and Quantum management decided that Inductance Energy (the name of one of its subsidiary) would be the appropriate name for that company. Management further believed that these name changes would aid in avoiding any tradename, or trademark conflicts in the future.

William Westbrook and Craig Kitchen informally agreed to retain their positions with both companies, through the companies’ respective annual audits. On completion of the audits, it was agreed that Mr. Westbrook and Mr. Kitchen would move to Flooid full time, and that current Quantum management would hire a new CFO. These are all internal management plans and have not been made public at the current time, because they are subject to change

As far as the ticker symbols go, that was just a mistake made by the public relations company in the press releases, which were erroneously missed by management when it reviewed the press releases. When this was discovered serious complaints were made to the PR firm and that firm’s employee who was responsible for the error was fired. In fact, Flooid has now filed a corporate action with FINRA in connection with its proposed name change and has requested that its symbol be changed to QQQQ.

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United States Securities and Exchange Commission

June 20, 2024

Quantum has also filed a corporate action with FINRA to change its name to Inductance Energy, but it has not requested a symbol change from QREE.

In summary, and based on the facts above, the merger was terminated by mutual agreement of the parties, and as a result there was no need to file the S-4 registration statement as had originally been planned.

The preliminary information statement has been revised to provide specific details of the rationale behind the name change, as requested.

Disclosure in Accordance with Schedule 14A

No disclosures pursuant to Item 11 of Schedule 14A is required, because no action is being taken with respect to the authorization or issuance of any securities otherwise than for exchange of the outstanding securities.

No financial information pursuant to Item 13 of Schedule 14A is required, because no action is being taken regarding Item 11 or Item 12 of Schedule 14A.

No disclosure pursuant to Item 14 of Schedule 14A is required, because there is no merger, consolidation, acquisition or similar matter.

Late Filing

The Company has recently changed its PCAOB auditor due to the fact that its prior auditor decided to only perform PCAOB audits for companies with assets of $500,000,000 or above. Obviously, Flooid could not meet that criteria. The new auditor, Semple, Marchal & Cooper, LLP, is currently conducting its audit, but has not yet completed its work. The timing of the completion of the audit is completely outside of the control of the Company, however, the Company will file its 10-K immediately on completion of the audit.

2. In response to Comment 2, and for the reasons explained under the heading above "Disclosure in Accordance with Schedule 14A", we believe the amended information statement makes all disclosures required by Schedule 14A. If the staff disagrees, we would appreciate a call to explain what required disclosures are missing.

We apologize for the delay in submitting this response and for the length thereof, but we felt it was necessary to explain the nuances involved in the current situation. We trust that the above is responsive to the issues raised in the Staff’s Comment Letter. We are simultaneously filing an amended and revised Preliminary Information Statement and we are filing as correspondence a copy of this response to your Second Comment Letter, as well as a redline copy of the information statement marked to show the changes from the previous filing.

If you have any questions regarding this matter or if you need additional clarification of the issues discussed, please feel free to contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C., For the Firm

By:	/s/ Richard W. Jones
Richard W. Jones

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